RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2008

The following Management’s Discussion and Analysis (“MD&A”) dated May 14, 2008, focuses on key statistics from the unaudited consolidated financial statements of Resin Systems Inc.(“RS” or the “Company”) for the three months ended March 31, 2008, and pertains to known risks and uncertainties relating to production, distribution and sales of its composite products.  This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions.  The following discussion and analysis of the results of the operations and financial condition of RS should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2008 and the Company’s audited financial statements for the fiscal year ended December 31, 2007.

Unless otherwise disclosed, all information in this section has been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is presented in Canadian dollars. Additional information relating to RS, including the Company's annual information form and continuous disclosure documents, are available on SEDAR at www.sedar.com and on EDGAR www.sec.gov.

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward-looking statements which are based on the Company's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the Company's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of the Company; the Company’s future capital requirements; the Company’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for the Company’s products or for third party products incorporating its products; the Company’s reliance on third parties to manufacture and sell its RStandard™ products and to manufacture and sell a line of rollers based on its RStandard composite roller tubes; the Company’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; the Company's reliance on third parties to supply raw materials to it so it may make its Version™ resin and RStandard composite roller tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in the Company's annual information form for the year ended December 31, 2007 and other documents the Company files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Business of the Company

RS, originally known as Recycled Solutions for Industry Inc. was incorporated under the Business Corporations Act (Alberta) on July 26, 1995, and on May 5, 2000, changed its name to Resin Systems Inc. RS is listed on the Toronto Stock Exchange (RS-TSX), and Over the Counter Bulletin Board (RSSYF - OTCBB) in the US.

RS is a technology innovator that develops advanced composite material products for infrastructure markets. Its composite products, manufactured using the Company’s proprietary resins and process, are typically lighter, more durable and longer-lasting than competing products made from traditional building blocks of wood, steel or concrete. Currently the Company has entered the market with two flagship products, namely its modular utility poles and conveyor roller tubes. The modular utility pole emerged from the research and development phase in mid 2006 and the roller tube in mid 2007. Initial production and sales have been focused in North America and future growth is to include a global marketing of both products.

In North America, the total value of replacement and new pole demand is estimated to be in excess of US$8 billion annually. This represents approximately 25 percent to 30 percent of the annual purchases of utility poles globally. The global market for rollers used in new equipment and replacements for conveyors and conveying equipment is projected to be approximately US$3 billion dollars annually.

In 2007, to ensure commercialization of its products, management outsourced the production of its RStandard utility poles to Global Composite Manufacturing Inc. (“GCM”) in Tilbury, Ontario, and entered into a distribution agreement with HD Supply Utilities, Ltd. (“HDs”) to sell utility poles and, a supply agreement with FMC Technologies (“FMC”) to supply the Company’s roller tubes for use in the construction of FMC’s newly designed conveyor idler roller system.

Overview

During the three months ended March 31, 2008, the Company recorded a net loss of $7.2 million (loss of $0.05 per diluted share) compared to a net loss of $6.3 million (loss of $0.06 per diluted share) during the first quarter of 2007.  Funds used in operations before changes in non-cash working capital during the first quarter of 2008 was $3.3 million compared to $4.2 million during the three months ended March 31, 2007.  Working capital at March 31, 2008 declined to $13.9 million from $14.8 million at December 31, 2007 and $26.1 million at March 31, 2007.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

RStandard Utility Poles

During the first quarter of 2008, the Company continued production from its first cell and began the construction and commissioning of Cell 2.  Cell 1 encountered normal start-up inefficiencies as new production staff became familiar with the equipment.  Utility pole inventory levels built slowly over the first quarter of 2008 and at March 31, 2008 inventory on hand was valued at approximately $1.5 million.  Cell 2 is expected to be commissioned and productive prior to the end of Q2 2008. Management projects Cells 1 and 2 will be fully operational by Q4 2008 and at that time are expected to produce approximately 10 million kilograms of product annually, an amount sufficient to meet projected 2008 demand.

In January 2007, the Company contracted HDs as the exclusive distributor of RStandard transmission and distribution poles in North America.  The Company currently has a production backlog in excess of US$50 million as a result of a purchase order issued by HDs in 2007. The initial shipment of $1.1 million will be delivered in May, and remaining shipments will be made over the following 24 months of the purchase order. RS continues to work with HDs in providing product training and technical support.  With its distribution agreement with HDs and its contract manufacturing capacity, RS believes it is positioned to aggressively penetrate the North American utility pole market.

RStandard Roller Tubes

Over the past year RS and FMC have jointly developed an innovative composite conveyor idler roller.  RS provides its RStandard roller tubes to FMC for use in FMC’s manufacturing process.  This product is designed for “harsh extreme service” and is competing for market share in a market place that is competitive and territorial. As a result, FMC has chosen to gain market acceptance by introducing the roller system through pilot projects designed to target customers representing a broad base of specific resource extraction and bulk handling industries.  The initial launch of the roller system is expected to begin in late Q2 of this year.

The Company’s roller tube revenues are projected to remain minimal through 2008 as the roller system gains market acceptance.  Roller tube inventory levels also remain low and will be increased as demand requires.  RStandard roller tubes are currently manufactured at RS’s leased 5,200 square metres (56,000 square foot) Calgary production facility. The Company’s roller tube production capacity has been increased with the addition of a high tonnage pultruder. The new pultruder will allow RS to produce larger diameter roller tubes and enhance the Company’s ability to continue its research and development of new products. Production on this new pultruder is expected to commence during the second quarter. The Company’s combined pultruded production capability is projected to be approximately 350,000 roller tubes annually and is expected to be sufficient to supply the full range of tubes and profiles required by FMC through to 2009.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Selected Financial Information Three months ended March 31 (unaudited)
Thousands of Canadian dollars except per share amounts
	Period Ended March 31
	2008	2007	% change
Product Revenues	$ 2,041	$ 136
			1,400
Gross margin	$ 116	$ (6)	2,033
Net Loss	$ (7,204)	$ (6,291)	(15)
Net Loss Per Share	$ (0.05)	$ (0.06)	16
Funds from operations(1)(2)	$ (3,333)	$ (4,205)	21
Cash flow deficit per share	$(0.02)	$(0.04)	50

Total assets	$ 25,071	$ 39,283	(36)
Total long-term liabilities	$ 19,770	$ 17,285	14
Working capital	$ 13,926	$ 26,129	(46)
Basic and diluted weighted average shares outstanding	134,641,409	97,271,494	38

(1)

Funds from operations is defined as “Cash used in operations”, as reflected in the Interim Consolidated Statements of Cash Flows before change in non-cash operating working capital.  Management believes that the presentation of this non-generally accepted accounting principle measure provides useful information about the Company’s ability to fund future operations.

(2)

Funds from operations is not a recognized measure under Canadian generally accepted accounting principles. Investors are cautioned that funds from operations should not be construed as an alternative to net earnings or loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company or as a measure of the Company’s liquidity and cash flows.  The Company’s method of calculating funds from operations may differ from other issuers and may not be comparable to similar measures presented by other issuers.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

First Quarter Results

Total Revenue
Thousands of Canadian dollars
	Three Months Ended March 31
	2008	2007	% change

Product	$ 2,041	$ 136	1,400
Other income	154	114	35
Total	$ 2,195	$ 250	778

RS has two revenue streams, one being the development, manufacturing and sales of composite products, the other being the sale of resin and fiber. Utility pole revenue for the first quarter of 2008 was $0.3 million compared to $0.1 million for the same period in 2007 and revenue from resin sale accounted for $1.7 million compared to $nil in 2007. Plant start-up inefficiencies limited pole production and minimized pole sales.  Inventory levels continue to increase and are expected to meet anticipated Q2 sales.

Other income in the first quarter of 2008 relates to interest income.

Operating Expenses
	Three Months Ended March 31
Thousands of Canadian dollars	2008	2007	% change

Manufacturing and product development	$ 1,254	$ 1,510	(17)
General and administrative	1,350	1,354	(0)
Stock based compensation	952	92	935
Financing charges	1,098	1,898	(42)
Marketing and business development	490	742	(34)
Restructuring charges	-	143	(100)
Amortization of property, plant and equipment	332	681	(51)
Total Operating Expenses	$ 5,476	$ 6,420	(15)

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Manufacturing and Product Development

Manufacturing and product development expense consists of product introduction and manufacturing start-up, research and development, and engineering costs.

RStandard pole manufacturing and product development costs was $0.8 million, research and development costs were $0.1 million and engineering costs were $0.4 million. These same costs in the first quarter of 2007 were $0.6 million, $0.4 million and $0.4 million, respectively.

Manufacturing and product development costs in the period include activities directed at product improvement and the provision of assistance for the commissioning of manufacturing at GCM’s facility and the testing of poles produced in GCM’s new manufacturing facility. Reduced research and development and engineering costs are a result of the Company’s restructuring in the prior year.

Restructuring Charges

The Company undertook significant restructuring efforts in 2006 and the first quarter of 2007.  The restructuring was completed in February 2007. There were no additional restructuring charges incurred in 2008.

General and Administrative

General and administrative expenses consist of salaries and benefits for administrative staff, legal and audit fees, investor relation expenditures, and other corporate expenses. Total general and administrative expenses in the first quarter of 2008 are comparable to those expenses incurred during the same period in the prior year.

Stock Based Compensation

Stock based compensation was higher during the first quarter of 2008 compared to the first quarter of 2007 due to more outstanding share options in the current period, and the granting of restricted share units in the period.

Financing Charges

Financing charges for the period were $1.1 million compared to $1.9 million during the same period in 2007. Financing charges were higher in 2007 as a result of increased debenture and equity financing activity during that year.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Marketing and Business Development

Marketing and business development expenses in the first quarter of 2008 were $0.3 million lower than during the same period in the prior year.  This is mostly due to a reduction in staff levels and related personnel costs. Marketing and business development expenses include costs for product and technical support provided to HDs and FMC as well as other business development activities.

Amortization of Property, Plant, and Equipment

Amortization charges for the quarter decreased by $0.3 million compared to the same period in 2007.  The sale and write down of equipment at year-end 2007 reduced the depreciable asset base used to amortize plant equipment in 2008.  This reduction was somewhat offset by current equipment additions.

Summary of Results by Quarter

The following table highlights RS's performance for the quarterly reporting periods from
June 30, 2006 to March 31, 2008.  During 2007, production assets were moved to Tilbury, Ontario and as a result, sales were limited to products in inventory.

2008	2007				2006
Mar		Dec	Sept	Jun	Mar	Dec	Sept	Jun
(Thousands of Canadian dollars except per share amounts)
Product Revenue	$ 2,041	$695	$ 102	$ 54	$ 136	$ 1,124	$ 2,059	$ 353
Net Loss	(7,204)	(6,559)	(3,120)	(7,389)	(6,291)	(11,939)	(12,794)	(10,589)
Basic and diluted loss per common share	(0.05)	(0.05)	(0.02)	(0.06)	(0.06)	(0.13)	(0.14)	(0.12)
Total cash and cash equivalents	8,958	10,162	14,790	21,464	26,094	1,199	4,040	11,074
Total assets	25,071	26,515	32,468	33,960	39,283	16,615	20,060	30,998
Total long-term debt (1)	18,226	17,664	17,113	16,790	16,474	16,702	16,241	15,838
(1) Total long term debt is comprised of the unsecured convertible debentures and National Research Council advances.

Liquidity

At March 31, 2008, the Company had working capital of $13.9 million compared to $26.1 million for the period ending March 31, 2007. During the quarter, $2.5 million was raised through the exercise of warrants and share options, and offset by cash used in operating activities of $3.6 million and investing activities of $0.1 million.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations or raise additional capital to support its ongoing development and operating activities.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans may be contingent upon new equity or debt funds from investors, as well as market acceptance of RS’s product and products incorporating RS’ products.

Operating Activities

For the three months ended March 31, 2008, the Company recorded a cash flow deficit from operations before non-cash working capital of $3.3 million compared to a cash flow deficit of $4.2 million for the same period ended March 31, 2007.

The net loss for the first three months ended March 31, 2008 was $7.2 million compared to a net loss during the same period in 2007 of $6.3 million. Higher non-cash items such as stock based compensation, unrealized net loss on foreign currency contracts and fair value of the GCM loan guarantee were offset by lower non-cash items such as amortization expenses and financing charges.

Financing Activities

During the first quarter of 2008, 1.0 million share options and 1.3 million warrants were exercised providing gross proceeds of $ 2.5 million.

Investing Activities

Net cash used in investing activities for the first quarter was $0.04 million compared to $0.05 million for the same period in 2007. During the quarter, $0.04 million was spent on the purchase of equipment compared to $0.1 million in the same quarter in 2007. In the prior year, the restriction on $0.05 million of deposits was removed.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Commitments and Contractual Obligations

In August 2007, the Company entered into a definitive agreement with GCM. This agreement provides the framework whereby GCM is responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions used in GCM’s production of RStandard utility poles under license from the Company. The Company has provided loan guarantees to GCM’s lenders of $2.1 million on a limited recourse basis collateralized by the RStandard utility pole manufacturing equipment and $4.0 million on a full recourse basis. The guarantees would be called upon if GCM fails to perform under its obligations to its lenders. The Company fair valued the guarantee and recorded $0.7 million as “other liability” in the Company’s financial statements.

Under this agreement RS leased its existing two production cells to GCM. The net book value of the leased production equipment is approximately $3.1 million and is leased for a term of up to 10 years.  GCM, through its own resources, has relocated and continues to upgrade the equipment.  RS will continue to own the equipment and all upgrades as well as maintaining control of all related technology.

GCM is a variable interest entity as its total equity is not sufficient to finance its activities without these credit facilities and guarantees provided.  The Company has not consolidated GCM because it has determined that it is not the primary beneficiary as the equity holders of GCM will receive the benefit of GCM’s financial performance.

The Company does not have any off-balance sheet financing.

Outstanding Share Data

As at May 14, 2008, the Company had 135,827,103 shares and 7,492,250 stock options outstanding.

Controls and Procedures

There were no changes in RS’s internal control over financial reporting during the most recent quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 of the Canadian Securities Administrators.

RS’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally applied accounting principles and includes those policies and procedures that:

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

For additional details on the Company’s assessment of internal controls over financial reporting, refer to RS’s management’s discussion and analysis for the year-ended December 31, 2007.

Changes in Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as were used for the Company’s financial statements for the year ended December 31, 2007, with the exception of accounting policies relating to the newly issued accounting standards by the Canadian Institute of Chartered Accountants. These new accounting policies are as follows:

Capital Disclosures

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosure”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Disclosure is to include management’s objectives, policies and processes for managing capital, a description as to what the entity regards as capital, whether the entity has complied with its capital requirements and what are the consequences if non-compliance occurs.

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern and expand upon the Company’s current product base so that it can provide returns for shareholders and benefits for other stakeholders. Management defines capital as the Company’s cash and cash equivalents, long term debt and shareholders’ equity. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of the underlying assets. The Company’s objective is met by retaining adequate capital to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes sustainable operation goals. The Company is not subject to any externally imposed capital requirements.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including the recognition in inventory of amortization of production equipments. The impact to opening inventory is immaterial and during the period, the Company has recognized $6 thousand of amortization in cost of sales and $34 thousand in inventory.

Financial Instruments

On January 1, 2008, the Company adopted CICA Handbook Section 3862 and 3863, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”.

CICA 3862 provides expanded disclosure requirements that provide additional detail by financial assets and liability categories.

CICA 3863 enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset.

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks which the Company is exposed to are described below.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are maintained at major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. The Company does not hold any asset backed commercial paper.

Credit risk from accounts receivable encompasses the default risk of the Company’s customers. The Company has a concentration of credit risk with one customer accounting for $3.3 million (83 percent) of its accounts receivable at March 31, 2008. Of this amount, $2.6 million are currently past due. The majority of the past due amount relates to the sale of resin to GCM for use in the manufacture of utility poles. The Company believes the receivable will be collected within the next twelve months as GCM progresses through the start-up phase of its development. The maximum exposure is the carrying amount of accounts receivable. The Company holds no collateral or other security relating to accounts receivable. The Company closely monitors the extension of credit and does not believe there is significant credit risk arising from accounts receivable.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. Management uses internally prepared cash flow forecasts to ensure that the Company has sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. At March 31, 2008, the Company had a cash balance of $9 million. The Company does not have any stand-by credit facility.

The following are the contractual maturities of financial liabilities as at March 31, 2008:

	Carrying amount	Contractual cash flow	0 to 6 months	6 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$2,117	$2,117	$2,117	-	-	-
Other liabilities	$2,340	$368	$368	-	-	-
Convertible debenture	$18,226	$25,000	-	-	-	$25,000
	$22,683	$27,485	$2,485	-	-	$25,000

Market risk

Market risk is the risk that occurs with changes in market prices, such as foreign exchange rates and interest rates that will affect the Company’s income or the value of its holding of financial instruments.

i)

Foreign exchange risk

The Company’s business activities are conducted primarily in US and Canadian dollars. Assets and liabilities are denominated primarily in Canadian dollars. A substantial portion of sales and raw material and product purchases are denominated in US dollars, while most of the administrative costs are denominated in Canadian dollars. The Company does not engage in any hedging or currency trading activities. The effects of cash foreign exchange changes are not expected to be significant. Foreign exchange gains and losses are included as general and administrative expenses.

During 2007, the Company signed a definitive agreement with GCM, which included fixed US dollar prices for the purchase of RStandard poles manufactured by GCM and the sale of raw material to GCM. The denomination of these transactions in US dollars makes them embedded foreign currency derivatives. The Company revalues the embedded foreign currency component of this contract based on foreign exchange rates at each period end. The fair value of the embedded foreign currency derivative is calculated using notional finished pole and raw material quantities as provided by agreement and managements best estimates of foreign currency changes over the period.  The fair value calculation for the quarter ended March 31, 2008 resulted in an unrealized foreign currency loss of $1.3 million for the period. The fair value of the embedded foreign currency derivatives will be determined quarterly resulting in a foreign exchange gain or loss for the period.

RESIN SYSTEMS INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

A 10 percent increase or decrease in the Canadian/US exchange rate would have impacted the income of the Company during the quarter ended March 31, 2008 by approximately $0.3 million.

ii)

Interest rate risk

The Company has significant cash and cash equivalents and a convertible debenture with a fixed interest rate. As such, the Company is subject to interest rate risk to the extent borrowing rates change.

The Company invests excess cash in investment-grade short-term investments with original maturities of 90 days or less. The Company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

A one percent increase or decrease in interest rates would have impacted the income of the Company during the quarter ended March 31, 2008 by approximately $0.1 million for the quarter.

Risk and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties.  The factors that could cause results to differ materially from future results expressed or implied include, but are not limited to, market acceptance of the Company’s products, the price and supply of raw materials, the financial condition of the Company and its ability to fund its future operations, a high reliance on third party manufactures to provide finished products on a timely basis and products which meets Company’s quality standards, the protection of its intellectual property and the impact of foreign currency gains and losses on the sale and purchase of the products it sells.  A detailed discussion of the Company’s risk factors can be found in its annual information form for the year ended December 31, 2007 dated March 12, 2008.  This annual information form can be found on SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov.

Outlook

Management continues to be focused on expanding its RStandard utility pole and roller tube businesses in North America. In addition RS has made progress introducing RStandard utility poles to the markets in Australia and Brazil. The Company remains committed to work with FMC to ensure the successful launch of its composite conveyor idler rolls both in North America and globally.

RS will continue to expand the RStandard utility pole product line based on the needs and experiences of utility customers. For example, RS anticipates developing and commercializing additional accessory products in its RStandard utility pole product line during 2008 including, pultruded utility poles up to 12 metres (40 feet), pultruded crossarms and pultruded crossbraces for H-frame structures. The new pultruded utility pole will allow the Company to reach the smaller and lower strength distribution pole market sector and the crossarms and crossbraces will increase its scope in the H-frame structure market, both significant market segments. These new products will be made using the same production process as the RStandard roller tubes.  As market demand increases, RS intends to outsource the manufacturing of these products.

Management remains confident and excited about the future as RS progresses through the final research and development stage of its evolution to becoming a full operating entity.  Financial metrics are projected to strengthen throughout 2008 as utility pole and roller tube revenues grow.  The Company continues to be conservatively financed and is adequately capitalized to ensure future growth and the generation of sustainable cash flow and earnings.